Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges (Restated)

(UNAUDITED)

Atlas Pipeline Partners, L.P.

(amounts in thousands except ratios)

	Nine months ended September 30,
	2006	2005
	(Restated)
Earnings:
Income before income tax expense	$26,193	$14,893
Fixed charges	19,025	8,921
Interest capitalized	(1,947)	—
Amortization of previously capitalized interest	10	—

Total	$43,281	$23,814

Fixed Charges:
Interest cost and debt expense	18,191	8,478
Interest allocable to rental expense (1)	834	443

Total	$19,025	$8,921

Ratio of Earnings to Fixed Charges	2.3	2.7

(1)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.